Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following is a transcript of a conference call made by Plains Exploration & Production Company:

CCBN StreetEvents

Conference Call

Transcript

PXP—Q1 2004 Plains Exploration &

Production Company Earnings

Conference Call

Event Date/Time: May. 06. 2004 / 11:00AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

James Flores

Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Stephen Thorington

Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Tom Gladney

Plains Exploration & Production Company—Head of P&P Operations

John Wombwell

Plains Exploration & Production Company—General Counsel

CONFERENCE CALL PARTICIPANTS

Larry Busnardo

Petrie Parkman & Co.—Analyst

Jeff Robertson

Lehman Brothers—Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen, and welcome to the Plains Exploration & Production Q1, 2004 earnings release conference call. At this time, all parties have been placed on a listen-only mode and the floor will be open for questions following the presentation. And now I’m proud to turn the floor over to your host Mr. Jim Flores. Sir, the floor is yours.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Thank you operator. Good morning everyone and welcome to the first quarter conference call for 2004. With me today I have our CFO, Steve Thorington; our head of E&P Operations, Tom Gladney; and our General Counsel, John Wombwell; we’ll go through the release and report as well as give you all a color on all financial and operational as well as merger related activities. Financially speaking the company is in good standing. We reported first quarter net income of $10.4m or $0.26 per diluted share and although that was down from a year-ago when you back lot of the one-time events it’s a very strong quarter for us, and Steve will take us through that. Operationally the results continue to be very strong at Deep Inglewood, Point Arguello, Breton Sound in East Texas, and Tom is going to take us through into the detail of that and talk about where we are going to be accelerating rigs out in California to take advantage of these high oil prices. And then third we’ll have discussion around the up coming acquisition of Nuevo Energy that’s scheduled for our May 14, that’s next Friday shareholder meeting to get that accomplished for PXP and we’ll talk about how slew that merger is going, little bit later in the call. Well with that I’m going to turn it over to Steve, so we’ll get into the financial details then operating then the acquisition. Steve?

Stephen Thorington—Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Thanks Jim and good morning. As Jim mentioned, earnings for the first quarter were $10.4m or $0.26 per diluted share, which compares to $20.9m or $0.86 per diluted share a year ago. Despite that apparent decline it was really quite a good quarter as in both periods we had some special items that need to be highlighted in order to have some real comparability. To begin with, in the first quarter of last year we adopted FAS 143, which you recall relates to accounting for asset retirement obligations. In connection with the adoption of FAS 143, we reported a non-cash after tax gain of

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

$12.3m or $0.51 per share. I’ll turn you to 2004, our G&A in the first quarter includes pre-tax expenses of $10.6m with stock appreciation rights or SARS and $2.7m for severance cost related to an internal restructuring. In aggregate these two charges reduced after-tax net income by $8m or $0.20 per share And talking a bit about SARS again, as a reminder, we issued SARS instead of stock option for PXP, and SARS require that we use variable accounting which means that at the end of each quarter we calculate the in-the-money value of outstanding SARS and to the extend that value has increased or decreased since the previous quarter end, we recognize the change as a charge of credit to income, for I think the fourth successive quarter our stock price increased and in the first quarter it increased 21% from $15.39 a share at December 31, 2003 to $18.64 at March 31. As a result we recognized the $10.6m of SARS expense the cash impact on these [Inaudible] were actually exercised. And in the first quarter that totaled $4.3m and matches up on our cash flow statement.

Production on a BOE basis increased 49% compared to year earlier, while revenue for the quarter increased 80% to $93m. This was driven almost entirely by the gas products we gained with 3TEC acquisition. While PXP produced only minimal amount of gas a year ago, it represented almost half of our revenue in the first quarter this year. Total production expenses were $9 per BOE in the first quarter, which is about 45% higher than the upper end of our guidance range. This increase is due mainly to some significant work-over projects we completed in the first quarter of some Gulf Coast properties. G&A was $1.99 per BOE excluding the severance and SARS expense which is line with our guidance range of $2 and $2.15 for BOE. Total G&A again excluding SARS and severance was $6.8m for the quarter compared to $4.4m a year ago. This increase is due to the larger scale of the company following the 3TEC acquisition. DD&A was $16.6m versus $8.3m in first quarter of 2003. The increase is due obviously to higher production volumes as well as the higher DD&A rates in the first quarter 2004. Our tax rate is approx. 40% but as you can see all of that was differed in the quarter.

Looking at the balance sheet, at quarter end, we had a working capital deficit of about an $112m. Approx. $35m of that deficit was attributable to the fair value of our hedges in the FAS 133. In addition, approx $21m of the deficit is attributable to the in-the-money value of outstanding SARS. At the end of the quarter, outstanding debt was $468m, which was down $20m from the $488m we had at the end of the year. Debt at the quarter end consisted of $191m under a three-year bank revolver and $277m of subordinated notes that are due 2012.

On the bank rival we have $400m buying base. Long-term debts to total capitalization was 51% at the end of the quarter. Cash flow was strong and that cash provided by operating activities before changes in working capital increased to $47.2m compared to $20.1m a year earlier. Capital expenditures were $32.2m and were funded from cash flow. Included in capital expenditures are $3.4m of capitalized G&A and $900,000 of capitalized interest. Just coming at the property divestitures, in February and March of this year, we completed the sale of our interest in certain non-core producing properties in the Mexico, Texas, Mississippi, Louisiana and Illinois for aggregate gross proceeds of approximately $25m cost associated to Federal Income Tax benefits. Production from these properties and total averaged approximately 2600 barrels per day [Inaudible] in the fourth quarter of 2003. Lastly, we expect to file a 10-Q this afternoon and find an issue-updated guidance by the end of the month following our acquisition of Nuevo. With that I will turn it back to Jim or Tom Gladney for the operational review.

Tom Gladney—Plains Exploration & Production Company—Head of P&P Operations

Thanks Steve. In our release this morning, we provided updates on four major activity areas. The first and probably most interesting is our exploitation of weaker producing horizons in our Inglewood Field in the Los Angeles Basin in California. In the last fall of March 10th, we announced our initial test well keeping the wood number 1 for short hand was completely flowing approx. 800 equivalent barrels per day. That well continues to flow and since its initial production date on February 21st has produced slightly over 45,000 of equivalent barrels of oil and gas. Along with that well, we finished drilling operations on two others that I refer to is DI number 2 and 3. We [Inaudible] number 4 at total depth yesterday. Final drilling rig operations to run a completion liner on DI number 4 should be finished in the next few days.

The DI numbers 2 and 3 are continuing to undergo completion and testing operations and we don’t today feel that either is producing at its full stable capacity which is why we chosen not to release test information at this point. Thus far, we have learnt a great deal about Inglewood and we have gathered the necessary data to learn much more. We have learnt via the drill bit—the geological model of Inglewood we derived from the 3-D seismic data is valid and this model is an understanding—it is significantly different from what I believe by literally several generations of geologists. We’re using our 3D data in mapping now with confidence based on real results to predict fault intersection and formations tops and even they indicate when and where we may drill into layers of rock tilted vertically that may have drilling—potential drilling problems. We now have whole course and variously think about formations, a series of bottomhole pressure measurements, formation of fluid samples, downhole fluid production profiles, and a very full suite of modern well logs. Our go-forward path is to extract the maximum understanding from all of this data and then merry that understanding to the most appropriate modern completion techniques in order to achieve the optimum oil production rates. And then from that data of understanding we’ll develop and execute an ambitious production plan for future wells, bearing in mind that we not only have horizontal development opportunities with new offset wells, but we have vertical

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

opportunities with multiple indicate pay zones in each of our four Deep Inglewood wells to date.

As mentioned in our release this morning we’ve been operating one drilling rig for this project. Our original plan was to drill about seven concept wells each designed to test different aspects of our model or area of the field. Our thought was that at some point through the testing of the first seven wells would — but we would become comfortable with the results we saw and be ready to begin offset development drilling. We’re now very near to that economic comfort level and will be considering adding a second rig for development work very shortly. Staying in California, but moving up the coast to Point Arguello project to drill extended reach wells into the adjacent Rocky Point structure is now very close to start up. Initial move about of the equipment to drill the Hidalgo C12 well is well underway with equipment such as mud pumps and tanks, cementing units and another ancillary equipment already on board platform Hidalgo. That well should startup around the end of this month and probably take about three months to finish. All of our Point Arguello partners have elected to participate in this well as they were entitled to do and therefore PXP’s interest will be 52.6%, and the interest is basically identical throughout the platform and pipeline infrastructure.

Moving to Louisiana and our Breton Sound activity area, we’ve drilled five total wells thus far in 2004, two of which were successful completions and three that were not. Those were not of course to dry holes. We call that all of our Breton Sound prospects of what we consider exploitation wells, those are well prospects that did not have approved reserves to sign, but nevertheless they had risk profile well above through the exploration. Two success in five attempts may not sound like a low risk profile but when viewed as we do it is part of the statistics we valid total package that has resulted in 17 successes in 23 attempts such program inception. That 74% total success rate is a high return value creating exploitation program. And we have more prospects to be drilled there later this year and in the next. At this moment we have no rigs operating, but by month end we should have two rigs drilling in Breton Sound. Our activity level will fluctuate as we sequence in different rigs most suitable to the water depths at each particular prospects location, and as we and our partners continue to refine our geological interpretations. As mentioned in our release PXP’s present daily net rate in Breton Sound is about 6950 net equivalent barrels per day, and this is production from an area in which our first well was only completed in late 2001, an area we haven’t always highlighted but nevertheless it is important to us for value creation at East Texas.

The combination of attractive well cost with very predictable results coupled with present gas prices provides compelling returns. We continue to high grade all of our investment opportunities and a competitive ranking process in all — first past hurdle rates with conservative pricing assumptions, so East Texas is far from the play on high gas prices. With all of that economic analysis, East Texas continue to work well for us, and actually we will probably drill a few more East Texas wells this year then we originally expected. Generally we and our partners will be drilling with three, sometimes four rigs in East Texas. At the moment we have four rigs operating and we may even spike up to five rigs for a short periods. Typically in East Texas Cotton Valley well takes about a month to drill and then may take several more weeks to complete track in one or more stages and hook up the sales. With all that we have spud 12 so this year, completed seven with a new sales rate of about 500 net equivalent barrels per day not 1,600 is quoted in our release this morning. And we should drill about 40 total wells in 2004 in East Texas. Thank you and that concludes our prepared comments.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Thanks Tom. On the merged cell for the Nuevo, the integration is going quite smoothly. We’ve hired over 450 people out of Nuevo, into the PXP organization, mainly field operatives and in California and also West Texas is also as well as, we’ve had good crossover in some of those professional and technical areas here at Houston. But we expect to be fully staffed, fully integrated here at June. Shortly after the merger, accounting will be a little bit noisy for about a quarter of two accordingly with some of the merger related items. But as far as getting the operations up and running and focus and so forth, the Nuevo guys have been very helpful with all of us here at PXP and allowed us to involve in the business. So, we feel really good about having a good control of what’s going on over there, it has forged into the PXP business, and we should hit the ground running there and should put up some good results. We are after the shareholder [Inaudible] , on May 14, we are going to be scheduling another call within the, hope it’s by the end of May which will include AK guidance and also more detailed operating plan regarding the integration of the Nuevo assets as well as additional update from the PXP assets with probably a lot more detail on development and also point a way with that plan. So with that, I’d like to open it up for questions, and operator if you can handle that, we’d appreciate it.

QUESTION AND ANSWER

Operator

Thank you. Ladies and gentlemen, the floor is open for questions. If you do have a question at this time, please press star one on your telephone keypad. If at any point, you wish to withdraw your question from the question queue, please press the pound key. Once again ladies and gentlemen, if you do have a question, please press star one on your telephone keypad. Our first question is coming from Larry Busnardo from Petrie Parkman. Your line is live.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Hi, good morning.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Hi Larry.

Larry Busnardo—Petrie Parkman & Co.—Analyst

How are you doing?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Fine.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Could you give us a little bit more details regarding deep Inglewood? I know you’ve got the second and third wells that are now down and in testing, but can you talk a little bit about the results that you seen to date just with how you’ve drilled those wells and how those compared to the first well?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Yes. Larry, let me put some of Tom’s words in English, how about that?

Larry Busnardo—Petrie Parkman & Co.—Analyst

All right.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

They’ve probably got your question right? Right now we’re seeing about a 1,000-barrel day increase at Inglewood based on our drilling in the deep lands as well as some shallow contribution as well. With the DI-2 and DI-3, we have a lot of pay in those wells. We completed those with slotted liners as well, and they have a little tighter rock and little lower profit in the first well. So that obviously the great track candidates since ‘04. Not planning the fragments with the slotted liner, we actually went up to hold the [Inaudible] and we’re in the process of doing that. We’re having difficulty getting tractor equipment from all the operators that have it under long-term contracts out there, because we weren’t planning on that, but now we are getting organized there. In the mean time, we’ve done a lot of diagnostics and it’s really going to [Inaudible] how to develop this field and do it vertically and then Tom mentioned horizontally, and also with fact stimulation in some of the tighter areas and of course areas with 50% frost like the first well and reflect this fourth well [Inaudible]. We’ll be flowing those wells back to our facilities immediately. So, it’s more about [Inaudible] and the amount of pay in each well is pretty consistent, it’s all a matter of how much we’ll consider, open to the atmosphere and how well they produce. But we hope to have another rig on location drilling development wells to our more porous areas probably some time late June; Tom, wouldn’t that be right. And then with the two rigs running, we’ll get the seven test wells as Tom talked about and then probably add three more areas there and probably help to get 15 or so wells throughout this year and then continue in ‘05. We’ll be looking at adding probably 1.5 more rigs, and the reason why I said 1.5 more rigs will probably be drilling half the time drilling shallow wells, [Inaudible] wells, as well as some deep wells. That would give us probably 3.5 rigs running in ‘05 and that’s when we will see the production results in search of all the hard working done here today.

Larry Busnardo—Petrie Parkman & Co.—Analyst

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

Adding that third rig or say averaging 3.5 in ‘05, how many wells do you think you could get drilled?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Probably 10 a year per rig.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Okay.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Is a good number. Depends on [Inaudible] just want to run.

Larry Busnardo—Petrie Parkman & Co.—Analyst

And then just going back to the number two and three wells, how soon do you think, provided you can get some frac equipment there fairly quickly, how soon do you think before those could be placed online?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

One done this month.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Okay. And then just switching over to the Breton Sound area, with the two dry holes, or three dry holes, any changes to the plans there? Are you still going forward with the number of wells that you had, do those change your thinking at all?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Well, it changed, I am thinking of some of the geologic targets and so forth, while it’s just in our plan there’s about six different geological models out there in that Canyon field, post-Canyon field, pre-Canyon field, geologic what the signatures are telling us different depths and those types of things. So, that will have a more of a functional alteration of what our plan is but we still have about 30 to 40 prospects and leads that we are working on, and we are still working on our slot, which is coming on [Inaudible] and we just spot some additional seismic and kind of the—out of Breton Sound area, that will be coming up with more prospects. At this point in time it is never fun trying to drill your way, reverting back to the means, but we have been ahead of plan all year long. So I don’t see any changes at this point.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Okay. Great, thanks.

Operator

Thank you. Our next question is coming from Jeff Robertson from Lehman Brothers. Your line is live.

Jeff Robertson—Lehman Brothers—Analyst

Good morning Jim.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Good morning.

Jeff Robertson—Lehman Brothers—Analyst

Back on the Deep Inglewood field, you all talked about the first well producing cumulative 45,000 BOE a day. Seems like that works out to about 600 BOE a day on average since you started that well. Is that correct?

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Yes. That is about right. It is about that right now.

Jeff Robertson—Lehman Brothers—Analyst

Still is it — is it holding pretty flat there?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Yes. It came off a little bit later, the total is somewhere between say 575 and 625 and bouncing around. The pressure is pretty steady at this point and for us to find porosity at depth, at Inglewood and have a well hold up like this, I mean it is truly changed our thinking in a lot of things, and that is what we are trying to find where that porosity line is in the field, so we can find more of these highly productive wells. But you know we did the economics on Deep Inglewood and about 130 barrels a day per well, and about 400,000 to 500,000 barrels on reserves. So we are going to find some anomalies, we are going to find some ones that are average. So, right now we are way above plan as far as Deep Inglewood, and once we get all our completion techniques and ideas there, we have got wells that we have never seen before, so we have got every completion expert inside our company and every service company making sure they we are doing these right. We are learning a lot of things about polymer fracs and well fracs, and horizontal opportunities and matrix and so forth to make sure we maximize production because that’s what it’s all about and again we’ll have fixed cost there. It is getting the production surge and that is where we are focused on.

Jeff Robertson—Lehman Brothers—Analyst

Jim, I think you said that both the number one and the number four seemed to have found pretty good porosity at least based on the logs you all have out of the number four. Have you or Tom, have you been able to take that to the seismic and start to try to figure out what the seismic is telling you to match the logs where you’ve got good porosity and is that a work in progress that will take time to better understand?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Jeff, we are defining our seismic with the drill bit. It is really interesting, there’s a lot going on down there and the job is just getting smarter with every well we drill, but about, we were out there last week and we think after we have about 25 or 30 wells drilled, the seismic will probably show the true picture.

Jeff Robertson—Lehman Brothers—Analyst

Okay.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

We are on the number four right now. Tom is that a fair statement?

Tom Gladney—Plains Exploration & Production Company—Head of P&P Operations

Yes.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

Okay.

Jeff Robertson—Lehman Brothers—Analyst

And then one final question on Deep Inglewood Jim. When you have to frac these wells, what does that do in terms of the cost and you indicated that some of the frac equipment is tied up by others, other operators on long-term contracts. Is there equipment either available in California or that you can move in fairly cost efficiently if you all need basically a dedicated frac crew?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

Yes. I mean what we are talking about, it’s created a 30-day delay, that’s just something we had to plan for. There is plenty of frac equipment either in California whatever, it’s just got to get organized for and that is what caused the delay. And we didn’t want to jump out doing a bunch of things until we got some of the rock studies done and that’s—Tom talked about the cores, making sure we are being very thoughtful about what we are doing. We did frac one zone in the [Inaudible] it is producing very well, but there are three more zones to frac and that is why Tom is saying we will wait until the results of—once we get the well full of capable, careful production and so we’ll have some increasing definitive results, we’ll talk about it, it is premature. But the aspect of, everything in California [Inaudible] is big oilfield. It’s about planning and we’ll probably end up doing, once we finish drilling these prospect areas and then we’ll be able to plan development, what would like to happen is, drill half a dozen of wells and come out and fact them all at once and get real cost-effective and also technologically tied on those type of operations and that’s what we hope to do later this year, if not next year, in next year’s program. It’s that kind of coordination, what we are talking about.

Jeff Robertson—Lehman Brothers—Analyst

One last operating question Jim. In South Texas you all formed a joint venture with some explorationists to put together prospects. Have you started to do any drilling or have you made much progress with that?

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

That’s [Inaudible].

Tom Gladney—Plains Exploration & Production Company—Head of P&P Operations

Yes. That’s a JV with [Inaudible] where they are looking at some legacy 3D surveys we have and we had not started drilling based on that JV. There are about four 3D active surveys that are being interpreted and generally these will be things that we’ve identified prospect zone and then go out secure the leasehold and given that work, it’s something we’ll probably talk about it, when we have the drill well results rather than prior to it.

Jeff Robertson—Lehman Brothers—Analyst

Okay. Thank you.

Operator

Thank you. Once again, ladies and gentlemen if you do have a question please press star zero on your telephone keypad. I’m sorry star one, ladies and gentlemen, star one to ask a question. Our next question is coming as a follow up from Larry Busnardo from Petrie Parkman & Co. Your line is live.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Hi, this is for Steve. Just a numbers question. Could you give me the capitalized interest number for in the first quarter?

Stephen Thorington—Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Yes Larry, that was — capitalized interest was $900,000.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Okay. And I know you are going to be coming with guidance here, say at the end of the month but can you just talk about, on the LOE, is that going to change a whole lot from where we are now, just kind of a run rate not including those one-off type items?

Stephen Thorington—Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Yes. We did have to specify this in the first quarter. I think that, we are not anticipating right now, it’s a probably a big change in the full-year guidance that we put out, jointly with Nuevo back in February, but we’ll make sure those numbers are all scrubbed down when we come out by the end of May. A big thing about the guidance come out, Larry, the assets sales of Congo on their slide, it’s more like, give everybody, at least a solid ground picture, but we don’t see a whole lot of volatility in the numbers at this point.

Larry Busnardo—Petrie Parkman & Co.—Analyst

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PXP—Q1 2004 Plains Exploration & Production Company Earnings Conference Call

Yes, okay. And then just going back to Englewood again. If, say on these next wells you continue to have some pretty strong gas flow rates. Are you constrained at all? Will there need to be additional facilities built or how is that all going to come into line up going forward?

Stephen Thorington—Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Right now, we produce about 12 mcf of gas a day out there and we have capabilities of going to somewhere to 30m and 40m without any expense displacement, when I say 30m or 40m, the last 10m is if we open some contract negotiations and remember we sell all that gas, most of that gas to the refinery complex there at Torrence. We go straight to a gateway at SoCal border. At that point in time, assuming most of this gas is very rich gas, we are going to have to sweeten it a little bit and it probably for every 10m a day increase, it may cost us some million dollars in Capex to upgrade facilities. So, [Inaudible] that’s the only cost of about $40m a day and then we are basically unlimited at that point in time.

Larry Busnardo—Petrie Parkman & Co.—Analyst

Okay, great. Thanks.

Stephen Thorington—Plains Exploration & Production Company—Executive Vice President and Chief Financial Officer

Thank you

Operator

Thank you. As a reminder ladies and gentlemen if you do have a question please press star one on your telephone keypad. At this time we are showing no further audio questions.

James Flores—Plains Exploration & Production Company—Chairman, President & Chief Executive Officer

That’s fine. Audience, thank you very much. We look forward to getting the Nuevo deal behind us and look forward to talking late May when we give a fair detail of operation and production and financial forecast. Thank you very much. Bye, bye.

Operator

Thank you ladies and gentlemen. This does conclude the teleconference. You may disconnect your lines at this time. Have a wonderful day.

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ON MARCH 12, 2004, PXP AND NUEVO FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000, E-MAIL: JPANKEY@PLAINSXP.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.